EXHIBIT 99.1

For Immediate Release: NR 15-02

Exeter Completes Water Exploration Program – Continuing Success

Vancouver, B.C., June 9th, 2015 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce the completion of the expanded water exploration drilling program for its Caspiche gold-copper project in northern Chile. The Company successfully drilled one additional, large diameter water bore hole (LV07) at its Peñas Blancas1 water concession prior to the onset of winter conditions.

LV07 returned water flow rates of over 100 litres per second (“L/s”), with rapid recharge rates, again demonstrating the significance of the Peñas Blancas aquifer. The aggregate flow rate from the six large diameter exploration wells completed is now over 400 L/s, considerably above Exeter’s original target of +200 L/s. The ultimate, cumulative flow rate potential of the aquifer remains open.

The water exploration program was expanded to better define the extent of the aquifer and determine potential flow rates that are integral to an application for water rights. Due to an extreme weather event in late Q1, which caused heavy damage to local infrastructure in northern Chile, only one hole (LV07) of a planned two-hole program was completed before the onset of the Chilean winter.

Drilling results suggest Peñas Blancas is part of a previously undiscovered, extensive, subterranean aquifer. It is located centrally within a high-altitude basin, where there are no other existing underground water rights. The extensive winter snowfall in the area is believed to be the source of recharge. The Company believes the aquifer could support any of the three identified low capex, development options for the Caspiche project as outlined in the Amended NI 43-101 Technical Report on the Caspiche Project (“2014 PEA”)2. Importantly, the aquifer could also provide an appropriate long term water resource for other potential users in this arid, largely unpopulated region of Chile.

Exeter, augmented by its independent, external consultants has commenced a compilation of technical reports on the Peñas Blancas aquifer. These reports will form the basis of an application for water rights, which is expected to be submitted to the Chilean water authorities within the next three months.

The 2014 PEA identified three new low capex development options, all of which required modest quantities of water compared with the requirements of a large scale open pit. The study calculated that a 30,000 tonne per day (“tpd”) standalone gold oxide operation would require a peak water supply of less than 50 L/s. This option produces an estimated average of 122,000 gold equivalent* ounces annually over a projected ten year mine life, including 148,000 ounces annually in the first five years.

The standalone oxide open pit mine plan benefits from lower up front capital requirements and sequenced higher start up grades in the initial part of the mine life. In addition, a very low life-of-mine strip ratio (0.27:1) and favourable leach kinetics are positive contributors to the project economics. At US$1,300/oz gold, pre-tax net present value (“NPV”) is US$355 million, generating an internal rate of return (“IRR”) of 34.7%, and a payback period of 3.4 years from initial construction. The after-tax NPV is US$252 million with an IRR 28.5%.

The other two potential development options considered the phased treatment of both oxides and sulphides at 60,000 tpd and 27,000 tpd respectively. One option looked at mining both gold in oxides and gold-copper in sulphides by open pit only. This option required a peak water supply of about 190 L/s. The other option looked at open pit mining of gold in oxides followed by selective high grade underground mining of gold-copper sulphide mineralization, an option that required a peak supply of 150 L/s.

Andinor Limitada, a specialist Chilean water drilling company, was the principal contractor for the water program. Supervision of the program by Exeter and JV1 personnel was augmented by expert, independent, external consultants.

Jerry Perkins, Exeter´s VP Development and Operations and a “qualified person” (“QP”) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has reviewed and approved the technical information in this news release.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the April 2012 Mineral Resource (as defined) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

1 Exeter’s Chilean subsidiary, Minera Eton (“Eton”) and the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation are jointly exploring (“JV”) for water in Northern Chile where Eton is earning an aggregate 90% interest in the Peñas Blancas concession and other water concessions. See Exeter news release NR 14-02 dated February 27th, 2014.

2 Amended NI 43-101 Technical Report on the Caspiche Project (“2014 PEA”). See the Exeter web site or Sedar for the details regarding the 2014 PEA.

* Gold equivalent oz (AuEq) value is based on gold and silver revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. The 2014 PEA was initiated with the aim of indicating the development optionality of this world class discovery. The securing of water required for potential project development is a corporate priority.

The Company currently has cash reserves of C$26 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the potential significance of water discovered, the potential to establish new opportunities for the advancement of Caspiche, results from preliminary economic assessment including estimated annual production rates, capital and production costs, water and power requirements and metallurgical recoveries, expected taxation rates, timing of water exploration and securing water rights and adequate water, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, water and power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2014 dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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